Exhibit 99.1

Foresight Signs a Pilot Agreement with One of China’s Top Three Largest Car Manufacturers

NESS ZIONA, Israel, August 28, 2017 – Foresight Autonomous Holdings Ltd., a leading developer of Advanced Driver Assistance Systems (NASDAQ and TASE: FRSX), announced today that it has signed another agreement for a pilot project to test its Eyes-OnTM advanced driver assistance system, with one of China’s top three largest car manufacturers.

This is the third pilot agreement the company has entered into with leading Chinese car manufacturers in recent months.

The objectives of the pilot project are to demonstrate the performance of Foresight’s accident prevention systems, which is based on 3D technology, and to further study the Chinese drivers’ requirements for driver assistance systems, taking into consideration local weather, infrastructure and common driving conduct.

The pilot project will be financed by the manufacturer, except for production, shipping and system installation costs of Foresight’s Eyes-On system. Moreover, the manufacturer will provide the company the resources required for conducting the pilot project. The agreement defines the test procedure, its requirements and the criteria for its success in a quantitative manner. Eyes-On will be tested in controlled and uncontrolled environments, in varying speeds and against both predefined and incidental targets.

The parties will consider entering into a future commercial agreement based on the results of the pilot project.

The manufacturer is owned by the Chinese government and has a production capacity of millions of vehicles annually, including commercial vehicles, military vehicles and replacement parts for the automotive industry. Furthermore, the manufacturer has an investment arm specializing in locating technologies for the vehicle market.

About Foresight

Foresight (NASDAQ and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of Advanced Driver Assistance Systems (ADAS) based on 3D video analysis, advanced algorithms for image processing and artificial intelligence. The company, through its wholly owned subsidiary, develops advanced systems for accident prevention, which are designed to provide real-time information about the vehicle’s surroundings while in motion. The systems are designed to alert drivers to threats that might cause accidents, resulting from traffic violations, driver fatigue or lack of concentration, etc., and to enable highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company estimates that its systems will revolutionize ADAS by providing an automotive grade, cost-effective platform, and advanced technology.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, when Foresight describes conducting a pilot project with the car manufacturer and that the parties will consider entering into a future commercial agreement based on the results of the pilot project, it is using forward-looking statements. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s registration statement on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on June 1, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONTACT INVESTOR RELATIONS:

Miri Segal-Scharia

CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com